February 1, 2019

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Anu Dubay

Re:	Pear Tree Funds

File Nos. 333-102055 and 811-03790

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the “Registrant”) and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).  On December 18, 2018, you provided us with certain oral comments from the Staff of the Commission to the Registrant’s Post-Effective Amendment (the “Amendment”) to its Registration Statement on Form N-1A (the “Registration Statement”), amendment no. 66 under the Securities Act of 1933, as amended (the “Securities Act”), and amendment no. 68 under the 1940 Act.  The Amendment was filed with the Commission on November 16, 2018 under Rule 485(a)(1) of the Securities Act.  We are responding on behalf of the Registrant to those comments.

Each of your comments is printed below in italics.  The Registrant’s response follows in regular type.

1.       The Summary Section of the Prospectus in “Principal Investment Strategies” states that Pear Tree PNC International Small Cap Fund (“International Small Cap Fund”) invests at least 80 percent of its net assets in certain securities issued by small-cap foreign markets issuers, which is defined in part as “. . . a collective investment fund that invests at least 80 percent of its net assets in similar securities issued by foreign markets issuers.” Please clarify the usage of “collective investment funds” as investments and/or reword it, and address the singular reference of the term.

“Collective investment funds” includes mutual funds and exchange-traded funds. The Registrant has modified “Principal Investment Strategies” to more clearly reflect the types of collective investment funds in which the fund invests. Moreover, the Registrant believes that its use of the term “collective investment funds” accurately reflects that the Registrant may invest in more than one collective investment fund at any one time.

The Registrant had originally included in the definition of collective investment funds references to privately offered funds that are sold only to institutional investors. The Registrant anticipates filing further amendments to its Registration Statement at such time it can resolve under what conditions International Small Cap Fund may invest in privately offered funds.

U.S. Securities and Exchange Commission

February 1, 2019

2.       The Summary Section of the Prospectus in “Principal Investment Strategies” states that International Small Cap Fund considers a small-cap company to be a company having a market capitalization at time of purchase between $50 million to $5 billion. Please explain why this is an appropriate definition of small-cap for an international fund.

The Registrant acknowledges that a market capitalization of $5 billion is on the high end of the international small cap market capitalization range. The Registrant believes, however, that this capitalization range is consistent with International Small Cap Fund’s principal investment strategy. Moreover, each of the MSCI ACWI ex USA Small Cap Index and MSCI ACWI ex USA Small Cap Growth Index includes six and four issuers, respectively, with market capitalizations over $5 billion, with the highest issuer market capitalization of $7.9 billion.

3.        The Summary Section of the Prospectus in “Principal Investment Strategies” states that International Small Cap Fund may utilize options. Please explain for what purpose International Small Cap Fund may use options. Also, please replace “utilize” with buy or sell, or both.

International Small Cap Fund may buy or sell options for hedging purposes. While International Small Cap Fund does not intend to use options frequently, when it does use options, the aggregate value of the options may exceed 5 percent of the net asset value of International Small Cap Fund.

The Registrant has made the change as requested.

4.       The Summary Section of the Prospectus in “Principal Investment Strategies” states, “International Small Cap Fund may also buy and sell forward foreign currency exchange contracts in connection with its investments.” Please disclose the purpose of buying and selling the aforementioned forward currency contracts.

The Registrant has made the change as requested.

5.        The Summary Section of the Prospectus in “Principal Investment Strategies” states that International Small Cap Fund may invest in other derivatives. Please tell us whether International Small Cap Fund’s investments in derivatives will be counted towards International Small Cap’s 80-percent test pursuant to Rule 35d-1 of the 1940 Act. If so, please confirm that the derivatives will be included based on their market value and not their notional value.

The Registrant confirms that derivatives will be counted towards the 80-percent requirement under Rule 35d-1(a)(2)(i) and will be valued using their present market value, or fair value (i.e., marked-to-market), rather than their notional value.

U.S. Securities and Exchange Commission

February 1, 2019

6.        The Summary Section of the Prospectus in “Principal Investment Strategies” states that International Small Cap Fund may lend its securities. Please clarify whether securities lending is in fact a principal strategy.

The Registrant confirms that the aggregate value of securities in the International Small Cap Fund portfolio that are lent will not at any one time exceed 5 percent of the net asset value of International Small Cap Fund.

7.        The Summary Section of the Prospectus in “Principal Investment Risks” under “Investments in Other Collective Investment Funds” states that investments in other collective investment funds may include “funds that are sold only to institutional investors.” Please clarify the types of funds that the Registrant is referring to. Please clarify whether these funds rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act, and whether there is an upper limit on International Small Cap Fund’s exposure to investments in these types of funds. Please confirm whether International Small Cap Fund will count holdings in Sections 3(c)(1) or 3(c)(7) as illiquid.

The Registrant has modified its disclosure in “Principal Investment Risks” to reflect the same description of “collective investment funds” as included in the “Principal Investment Strategies.”

8.        With respect to the Summary Section of the Prospectus in “Principal Investment Risks” under the sections “Sector” and “Regional/Country Focus,” please confirm whether International Small Cap Fund plans to focus on a particular sector, country, and/or region. If so, please identify in the “Principal Investment Strategies” the sector, country, and/or region, and disclose the specific risks of that place or sector. .

International Small Cap Fund does not intend to focus on a particular sector, country, or region. However, as previously discussed with the Staff, the Registrant’s position has been, and continues to be, that its current disclosure with respect to each Pear Tree Fund’s (including International Small Cap Fund’s) investments in certain industry sectors is consistent with Item 9(b), instruction 4, on Form N-1A.

9.        The Summary Section of the Prospectus under “Buying and Selling Fund Shares” states, “[p]urchase and redemption orders with respect to Fund shares are processed at the net asset value next calculated after an order is received.” The Staff of the Commission believes that this is not permitted nor required by Item 6 of Form N-1A and that this should be moved outside of the Summary Section of the Prospectus.

The Registrant has made the change as requested.

10.       The section “Additional Information About Investment Objectives, Strategies and Risks” under “Principal Investment Strategies” states that International Small Cap Fund may “utilize options in an attempt to improve its risk/return profile.” Please state the purpose of utilizing options in the “Principal Investment Strategies” section.

The Registrant has made the change as requested.

U.S. Securities and Exchange Commission

February 1, 2019

11.       In the section “Temporary Defensive Positions” under “Cash Management and Temporary Defensive Positions,” please disclose the types of investments International Small Cap Fund will hold when taking a temporary defensive position, similar to the Registrant’s explanation in the Statement of Additional Information.

The Registrant has made the change as requested.

12.        Please confirm whether there is a typographical error with respect to the assets under management of the Registrant and the Sub-Adviser and, if so, please correct the appropriate numbers.

The Registrant confirms that there is a typographical error and it has made the change as requested.

13.       In the Summary Section of the Prospectus under “Portfolio Management,” please confirm whether the two portfolio managers are jointly and primarily responsible for the day-to-day management of International Small Cap Fund, or whether there is a lead portfolio manager who is responsible for the day-to-day management of International Small Cap Fund. Please use the above language in the Prospectus as well.

The Registrant has made the change as requested.

14.       In “How to Redeem” under the “Payment of Redemption Proceeds,” it states that “if the shares to be redeemed represent an investment made by check or through the Automatic Investment Plan, the Pear Tree Funds reserve the right to hold the redemption check until monies have been collected by the Pear Tree Fund from the customer’s bank.” Please identify the number of days the Pear Tree Funds may hold the redemption check.

The Registrant has made the change as requested.

15.        In “How to Purchase” under the “Investments by Check,” please incorporate the language from “How to Redeem” under “Payment of Redemption Proceeds” stating that checks may take between seven to fifteen business days to clear.

The Registrant has made the change as requested.

16.       In the section “Calculation of Net Asset Value,” please include language regarding the price at which a purchase or redemption is effected pursuant to Item 11(a)(2) of Form N-1A.

The Registrant has made the change as requested.

17.        In the Statement of Additional Information under “Investment Policies, Risks and Restrictions” regarding increases or decreases resulting from change in values, net assets, or otherwise, please note the exception to the borrowing investment restriction disclosed in the “Fundamental Investment Restrictions” of the Statement of Additional Information.

The Registrant has made the change as requested.

U.S. Securities and Exchange Commission

February 1, 2019

18.       In the Statement of Additional Information under “Other Service Providers to Pear Tree Funds,” please disclose the fee to be charged under the Administration Agreement referenced under “Administrator” pursuant to Item 19(h)(1) of Form N-1A.

The Registrant has made the change as requested.

* * *

Please call me at (617) 338-2961 if you have questions or if you would like to discuss this matter further.

Very truly yours,

/s/ John Hunt

John Hunt

JH/hex

Cc:	Deborah A. Kessinger, Pear Tree Advisors, Inc.

Marissa L. Henry